Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios	2016	2015	2014	2013	2012
Fixed charges:
Interest expense including
amortization of debt discount	$698	$622	$561	$526	$535
Portion of rentals representing an interest factor	83	93	101	121	132
Total fixed charges	$781	$715	$662	$647	$667
Earnings available for fixed charges:
Net income	$4,233	$4,772	$5,180	$4,388	$3,943
Equity earnings net of distributions	(83)	(63)	(59)	(57)	(55)
Income taxes	2,533	2,884	3,163	2,660	2,375
Fixed charges	781	715	662	647	667
Earnings available for fixed charges	$7,464	$8,308	$8,946	$7,638	$6,930
Ratio of earnings to fixed charges	9.6	11.6	13.5	11.8	10.4